UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

28 April 2016
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

28th April 2016

CRH plc

Annual General Meeting held on Thursday, 28th April 2016

All Resolutions proposed at the Annual General Meeting (the "AGM") of the Company held earlier today, 28th April 2016, were duly passed.  Each of the resolutions was voted on by way of a poll and the results are available on the Company's website, www.crh.com.

Included on the agenda were two resolutions relating to executive remuneration matters.  In relation to the vote on CRH's Remuneration Report (Resolution 3 - implementation of the Remuneration Policy approved in 2014), the Board notes a level of support which is broadly similar to prior years.  However, it also notes a lower level of support for the adoption of a new Policy (Resolution 4).

As outlined in the Remuneration Report, the Chairman of the Remuneration Committee met with CRH's major shareholders (representing approximately 50% of the Company's issued share capital) in January and February 2016 to discuss revised remuneration policy proposals.  Shareholders expressed a wide range of differing views on the proposals, which the Committee considered in drafting the new Remuneration Policy.  Following publication of the AGM agenda, the Company also engaged with a number of shareholders who were not involved in the initial consultation process; this provided the Remuneration Committee with additional shareholder perspectives on remuneration.  Over the coming weeks, the Remuneration Committee will analyse the voting outcome in detail and will contact individual shareholders to more fully understand their perspectives, as appropriate.  In the meantime, in keeping with CRH's longstanding open approach to shareholder engagement, the Chairman of the Remuneration Committee welcomes the opportunity to discuss the outcome of the vote and remuneration matters generally with shareholders.

Special Business considered at AGM

For the purposes of Listing Rule 9.6.3, the resolutions approved by shareholders included the following item of special business:

Resolution 13:

"That the Directors be and they are hereby authorised, pursuant to Article 137(b) of the Articles of Association of the Company, to exercise the powers contained in the said Article so that the Directors may offer to the shareholders the right to elect to receive an allotment of additional shares credited as fully paid instead of cash in respect of all or part of any dividend or dividends falling to be declared or paid by the Company. Unless renewed at the Annual General Meeting in 2017, this authority shall expire at the close of business on 27 July 2017."

Enquiries:

Contact
Neil Colgan
Company Secretary
Ph.: +353 1 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 28 April 2016

By:___/s/Neil Colgan___
N.Colgan
Company Secretary